Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

									Period from
								Period from	August 2,
								January 1,	2006 to
								2006 to	December		Six Months Ended
		Year Ended December 31,						August 1,	31		June 30,
	2002	2003		2004		2005		2006	2006		2006		2007
	Predecessor								Successor		Predecessor		Successor
Earnings:
Net income (loss)	$(7,142)	$12,724		$3,820		$7,219		$(21,471)	$5,377		$5,001		$684
Provision (benefit) for income taxes	1,238	7,449		2,539		4,652		(9,240)	3,012		3,125		1,249
Fixed charges	23,230	21,737		24,719		28,110		16,795	15,726		14,231		21,763
Total earnings (deficiency)(a)	$17,326	$41,910		$31,078		$39,981		$(13,916)	$24,115		$22,357		$21,763

Fixed charges:
Interest, including amortization of
debt issuance costs	$21,996	$20,393		$23,096		$26,249		$15,557	$14,832		$13,209		$18,630
Interest component of rent expense	1,234	1,344		1,623		1,861		1,238	894		1,022		1,200
Total fixed charges(b)	$23,230	$21,737		$24,719		$28,110		$16,795	$15,726		$14,231		$19,830

Ratio of earnings available to cover
fixed charges(a) / (b)		1.9	x	1.3	x	1.4	x		1.5	x	1.6	x	1.1x
Deficiency of earnings available to
cover fixed charges(a) - (b)	$(5,904)							$(30,711)